Exhibit 12

Limited Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	For the Fiscal Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
Earnings:
Income before income taxes, minority interest and cumulative effect of change in accounting principle	$1,096	$958	$1,116	$1,166	$843
Fixed charges (excluding capitalized interest)	230	247	225	228	197
Distributions from equity method investments, net of income or loss from equity investees	6	26	11	17	39

Total earnings	$1,332	$1,231	$1,352	$1,411	$1,079

Fixed charges:
Portion of minimum rent representative of interest	$128	$153	$167	$166	$167
Interest on indebtedness (including capitalized interest)	106	94	58	62	30

Total fixed charges	$234	$247	$225	$228	$197

Ratio of earnings to fixed charges	5.7	5.0	6.0	6.2	5.5